Exhibit 99.1

BlueCity Announces Completion of Merger

BEIJING, AUGUST 12, 2022 – BlueCity Holdings Limited (“BlueCity” or the “Company”) (NASDAQ: BLCT), a leading online LGBTQ platform, today announced that completion of the merger (the “Merger”) with Diversefuture Limited (the “Merger Sub”), a wholly-owned subsidiary of Multelements Limited (the “Parent”), pursuant to the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 30, 2022, among the Company, the Parent and the Merger Sub. As a result of the Merger, the Company became a wholly owned subsidiary of Parent and will cease to be a publicly traded company.

Pursuant to the Merger Agreement, which was approved by the Company’s shareholders at an extraordinary general meeting on July 29, 2022, at the effective time of the Merger (the “Effective Time”), each ordinary share of the Company (each a “Share”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Class A Ordinary Shares represented by American depositary shares of the Company (each, an “ADS,” each two of which representing one Class A ordinary share of the Company (the “Class A Ordinary Shares”)), has been cancelled in exchange for the right to receive US$3.20 in cash per Share without interest and net of any applicable withholding taxes, and each ADS (other than the ADSs representing the Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, has been cancelled in exchange for the right to receive US$1.60 in cash per ADS, without interest and net of any applicable withholding taxes (the “Merger Consideration”).

Registered shareholders immediately prior to the Effective Time who are entitled to the Merger Consideration will receive from the paying agent a letter of transmittal and instructions on how to surrender their Shares in exchange for the Merger Consideration in respect of each Share held thereby, and should wait to receive the letter of transmittal before surrendering their Shares. Payment of the Merger Consideration will be made to holders of Shares (other than Class A Ordinary Shares represented by ADSs) in respect of each such Share held thereby upon surrender of applicable Shares and delivery of the letter of transmittal and any other documents required by such letter of transmittal to be delivered in connection therewith. Payment of the Merger Consideration (after deduction of the fees, charges, deductions and expenses provided for under the Deposit Agreement, dated July 7, 2020, between the Company, the depositary and all owners and holders from time to time of ADSs issued thereunder) will be made to holders of ADSs in respect of each ADS held thereby as soon as practicable after Deutsche Bank Trust Company Americas, the ADS depositary, receives the aggregate Merger Consideration payable to holders of ADSs from the paying agent.

The Company also announced today that it requested that trading of its ADSs on Nasdaq Global Market (the “Nasdaq”) be suspended as of August 12, 2022. The Company requested that Nasdaq file a Form 25 with the Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ADSs on Nasdaq and the deregistration of the Company’s registered securities. The deregistration will become effective 90 days after the filing of the Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing a Form 15 with the SEC. The Company’s obligation to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

In connection with the Merger, Kroll, LLC, operating through its Duff & Phelps Opinions Practice is serving as financial advisor to a committee of independent directors established by the board of directors of the Company (the “Special Committee”). Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal counsel to the Special Committee. Maples and Calder (Hong Kong) LLP is serving as Cayman Islands legal counsel to the Special Committee.

Simpson Thacher & Bartlett LLP is serving as U.S. legal counsel to the buyer group comprising of Mr. Baoli Ma, Metaclass Management ELP, Aviator D, L.P. and Rainbow Rain Limited (the “Buyer Group”). Harney Westwood & Riegels is serving as Cayman Islands legal counsel to the Buyer Group. Jingtian & Gongcheng is serving as PRC legal counsel to the Buyer Group.

Safe Harbor Statement

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to the expected benefits and costs of the Merger; the outcome of any legal proceedings that may be instituted against the Company related to the Merger; the amount of the costs, fees, expenses and charges related to the Merger; and other risks and uncertainties discussed in the Schedule 13E-3 transaction statement and the proxy statement and other documents filed with the United States Securities and Exchange Commission by the Company and certain other filing persons. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About BlueCity Holdings Limited

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ community providing a comprehensive suite of services to foster connections and enhance the wellbeing of the LGBTQ community. The company fulfills both the daily and lifelong needs of its members through a wide range of targeted and tailored services, including social networking, livestreaming and health-related services. With commitment to providing high-quality user experience, ensuring privacy protection, and promoting community health and well-being, BlueCity has captured the hearts and minds of LGBTQ people across the globe. Available in 13 languages, BlueCity’s mobile app Blued has connected more than 60 million registered users in about 170 countries and regions.

For more information, please contact:

In China:

BlueCity Holdings Limited

Investor Relations

Phone: +86 10-5876-9662

Email: ir@bluecity.com

The Blueshirt Group

Ms. Ally Wang

Phone: +86 139-0106-6802

Email: ally@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com